SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549


                               FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 [FEE REQUIRED]

              For the Fiscal Year Ended December 31, 1995

                                  OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                   Commission File Number 000-20371






         GULF STATES UTILITIES COMPANY EMPLOYEES' THRIFT PLAN
                       (Full title of the plan)






                          ENTERGY CORPORATION
                              639 Loyola
                     New Orleans, Louisiana  70113
          (Issuer and address of principal executive office)

                           Table of Contents


                                                             Page
                                                             Number
                                                             Herein

(a) Financial Statements and Supplemental Schedules:

    Report of Independent Accountants                          3

    Statement of Net Assets Available for Benefits
      With Fund Information December 31, 1995                  4

    Statement of Net Assets Available for Benefits
      With Fund Information December 31, 1994                  5

    Statement of Changes in Net Assets Available for
      Benefits With Fund Information- Year ended
      December 31, 1995                                        6

    Statement of Changes in Net Assets Available for
      Benefits With Fund Information- Year ended
      December 31, 1994                                        7

    Notes to Financial Statements                              8

(b) Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment
      Purposes - December 31, 1995                            15

    Item 27d - Schedule of Reportable Transactions -
      December 31, 1995                                       16

    Signature                                                 17


(c) Exhibit:

      Consent of Coopers & Lybrand L.L.P.                     18

                   REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustee and Participants of the
Gulf States Utilities Company Employees' Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of Gulf States Utilities Company Employees' Thrift Plan (the
Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


New Orleans, Louisiana
June 19, 1996

                         GULF STATES UTILITIES COMPANY
                            EMPLOYEES' THRIFT PLAN
       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           as of December 31, 1995

                                                                                  Fund Information
                                                                                                           Investment
                                                      Common      Acorn    Guardian   Puritan    Savings    Contract  Participant
                                           Total       Stock      Fund       Fund      Fund       Fund        Fund       Loans
Assets:
  Investments:
    Cash and temporary cash investments   $757,049    $16,352     $36,760   $7,181    $11,713   $589,706     $95,300         $37
    Equity securities:
      Entergy Corporation common stock,
        32,587 shares                      953,170    953,170
    Mutual funds                         1,805,835              1,441,281  210,303    154,251
    Fixed income securities:
      U. S. Treasury and government
         agency securities                 348,250                                                348,250
     Guaranteed investment contracts       596,682                                                           596,682
     IDS Trust Fund                        407,955                                                           407,955
  Participant loans                      9,907,170                                                                      9,907,170
                                       ------------------------------------------------------------------------------------------
     Total investments                  14,776,111    969,522   1,478,041  217,484    165,964    937,956   1,099,937    9,907,207

  Contributions receivable                 111,718     15,265      43,936    8,730      5,025     16,849      21,913
  Other receivables                         24,880      3,042       4,953    1,756        337     11,181       3,611
                                       ------------------------------------------------------------------------------------------
     Total assets                       14,912,709    987,829   1,526,930  227,970    171,326    965,986   1,125,461    9,907,207

Liabilities:
  Other liabilities                         16,300      7,091       8,039                                      1,170
                                       ------------------------------------------------------------------------------------------
Net Assets Available for Benefits      $14,896,409   $980,738  $1,518,891 $227,970   $171,326   $965,986  $1,124,291   $9,907,207
                                       ==========================================================================================



See Notes to Financial Statements.




                          GULF STATES UTILITIES COMPANY
                             EMPLOYEES' THRIFT PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             as of December 31, 1994

                                                                         Fund Information
                                                                                                          Investment
                                          Common  Preferred    Acorn     Guardian   Puritan    Savings     Contract  Participant
                              Total       Stock     Stock      Fund        Fund       Fund      Fund         Fund      Loans
Assets:
  Investments:
    Cash and temporary cash
      investments          $11,653,429    $809,017          $1,098,129   $234,152   $199,962  $8,362,608    $949,561
    Equity securities:
      Entergy Corporation
        common stock,
        975,434 shares      21,337,619  21,337,619
      Other equity
       securities               61,236             $61,236
    Mutual funds:
      Acorn Fund,
        1,745,144 units     21,220,954                      21,220,954
      Guardian Fund,
        285,183 units        5,198,888                                  5,198,888
      Puritan Fund,
        256,809 units        3,803,336                                             3,803,336
   Fixed income securities:
      U. S. Treasury and
        government agency
        securities          28,743,222                                                        28,743,222
     Guaranteed investment
       contracts            24,717,497                                                                    24,717,497
     IDS Trust Fund,
       459,882 units        17,185,773                                                                    17,185,773
  Participant loans         11,301,990                                                                               $11,301,990
                          ------------------------------------------------------------------------------------------------------

     Total investments     145,223,944  22,146,636  61,236  22,319,083  5,433,040  4,003,298  37,105,830  42,852,831  11,301,990

  Interest receivable          543,757       3,227               3,026        599        371     307,481     229,053
                          ------------------------------------------------------------------------------------------------------
Net Assets Available
  for Benefits            $145,767,701 $22,149,863 $61,236 $22,322,109 $5,433,639 $4,003,669 $37,413,311 $43,081,884 $11,301,990
                          ======================================================================================================

See Notes to Financial Statements.



                            GULF STATES UTILITIES COMPANY
                                EMPLOYEES' THRIFT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                         for the year ended December 31, 1995

                                                                         Fund Information
                                                                                                         Investment
                                    Common    Preferred    Acorn     Guardian     Puritan      Savings     Contract  Participant
                       Total         Stock      Stock      Fund        Fund        Fund         Fund         Fund       Loans
Net assets available
  for benefits -
     Beginning of
       year         $145,767,701  $22,149,863  $61,236  $22,322,109  $5,433,639  $4,003,669  $37,413,311  $43,081,884 $11,301,990


Increases:
  Investment income:
    Dividends          1,125,986      733,976      108      115,110     140,027      61,634                    75,131
    Interest           2,844,423      156,997               127,479      44,837      83,845    1,342,296      791,842     297,127
    Net realized and
      unrealized appreciation
      of investments   3,028,480      404,930   (3,144)   1,528,159     745,275     251,331      (21,033)     122,961
                    -------------------------------------------------------------------------------------------------------------
      Total investment
       income          6,998,889    1,295,903   (3,036)   1,770,748     930,139     396,810    1,321,263      989,934     297,127
                    -------------------------------------------------------------------------------------------------------------
  Employee
    contributions      2,472,239      281,916               610,947     161,862     113,419      844,439      459,656
  Employer
    contributions-net
    of forfeitures     1,084,970      117,210               250,515      66,185      47,638      399,175      204,247
                    -------------------------------------------------------------------------------------------------------------
      Total increases
       (decreases)    10,556,098    1,695,029   (3,036)   2,632,210   1,158,186     557,867    2,564,877    1,653,837     297,127
                    -------------------------------------------------------------------------------------------------------------
Decreases:
 Distributions to
  withdrawing
  participants        29,781,788    3,532,622   20,581    3,285,302   1,415,718   1,318,899   10,400,245    9,225,205     583,216
                    -------------------------------------------------------------------------------------------------------------
      Total decreases 29,781,788    3,532,622   20,581    3,285,302   1,415,718   1,318,899   10,400,245    9,225,205     583,216
                    -------------------------------------------------------------------------------------------------------------
Net (decrease) before
  transfers          (19,225,691)  (1,837,593) (23,617)    (653,092)   (257,532)   (761,032)  (7,835,368)  (7,571,368)   (286,089)

Net transfers to
 affiliated plans   (111,645,602) (19,365,928) (37,511) (20,502,036) (5,131,388) (3,171,349) (28,981,710) (34,455,679)

Net transfers
  between the funds            -       34,396     (108)     351,910     183,251     100,038      369,753       69,454  (1,108,694)
                    -------------------------------------------------------------------------------------------------------------

Net (decrease)      (130,871,292) (21,169,125) (61,236) (20,803,218) (5,205,669) (3,832,343) (36,447,325) (41,957,593) (1,394,783)

Net assets
 available for
  benefits -
      End of year    $14,896,409     $980,738       $0   $1,518,891    $227,970    $171,326     $965,986   $1,124,291  $9,907,207
                     ============================================================================================================
See Notes to Financial Statements.

                        GULF STATES UTILITIES COMPANY
                           EMPLOYEES' THRIFT PLAN
STATEMENT OF CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     for the year ended December 31, 1994

                                                                              Fund Information
                                                                                                          Investment
                                    Common   Preferred     Acorn      Guardian    Puritan     Savings      Contract    Participant
                        Total        Stock     Stock       Fund         Fund        Fund       Fund          Fund         Loans
Net assets
 available for
 benefits -
  Beginning of
    year            $165,752,188  $36,074,196  $90,009  $22,268,525  $3,704,628  $2,811,066 $43,329,646   $44,937,661  $12,536,457


Increases:
  Investment income:
    Dividends          3,315,183    1,709,764    5,678    1,159,107     123,558     317,076
    Interest           5,188,552       18,456                16,723       6,636       4,852   1,541,584     2,819,947      780,354
    Net realized and
     unrealized appreciation
     of investments  (17,562,834) (13,666,706)  (6,362)  (3,545,207)   (136,991)   (279,583)      8,353        63,662
                    --------------------------------------------------------------------------------------------------------------
      Total investment
        income        (9,059,099) (11,938,486)    (684)  (2,369,377)     (6,797)     42,345   1,549,937     2,883,609      780,354
                    --------------------------------------------------------------------------------------------------------------
  Employee
    contributions      9,482,491    1,148,338             2,201,995     655,671     464,337   2,547,609     2,464,541
  Employer
   contributions-net
   of forfeitures      3,902,032      473,505               831,502     251,619     186,192   1,179,552       979,662
                    --------------------------------------------------------------------------------------------------------------
      Total increases
        (decreases)    4,325,424  (10,316,643)    (684)     664,120     900,493     692,874   5,277,098     6,327,812      780,354
                    --------------------------------------------------------------------------------------------------------------

Decreases:
 Distributions to
  withdrawing
   participants       24,309,911    3,514,300    6,061    3,436,124     473,855     542,022    9,269,807    6,444,499      623,243
                    --------------------------------------------------------------------------------------------------------------
    Total decreases   24,309,911    3,514,300    6,061    3,436,124     473,855     542,022    9,269,807    6,444,499      623,243
                    --------------------------------------------------------------------------------------------------------------
Net (decrease)
  before transfers   (19,984,487) (13,830,943)  (6,745)  (2,772,004)    426,638     150,852   (3,992,709)    (116,687)     157,111


Net transfers between
  the funds                    -      (93,390) (22,028)   2,825,588   1,302,373   1,041,751   (1,923,626)  (1,739,090)  (1,391,578)
                    --------------------------------------------------------------------------------------------------------------
Net assets available
  for benefits -
      End of year   $145,767,701  $22,149,863  $61,236  $22,322,109  $5,433,639  $4,003,669  $37,413,311  $43,081,884  $11,301,990
                    ==============================================================================================================


See Notes to Financial Statements.

                     GULF STATES UTILITIES COMPANY
                        EMPLOYEES' THRIFT PLAN
                     Notes to Financial Statements

1. Summary of Significant Accounting Policies

   Basis of presentation: The accompanying financial statements have been prepared on the accrual basis and present the Statement of Net Assets Available for Benefits and the Statement of Changes in Net
   Assets Available for Benefits for Gulf States Utilities Company Employees' Thrift Plan (Plan).

   Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets when paid. This accounting method differs from that required in the Department of Labor Form 5500 which requires benefits payable to be accrued and charged against net assets in the period the liability arises. Net assets available for benefits as of December 31, 1995 and 1994, and the net increase in net assets available for benefits for each of the years differ from that to be reported in the Form 5500 as follows:

                                          Net Assets Available
                                              for Benefits

                                           1995            1994

        As reported herein             $14,896,409     $145,767,701
        Accrued benefits payable           (16,300)      (5,009,619)
                                       -----------     ------------
        To be reported in Form 5500    $14,880,109     $140,758,082
                                       ===========     ============


                                       Net Decrease in Net Assets
                                         Available for Benefits

                                          1995            1994

        As reported herein           ($130,871,292)    ($19,984,487)
        Accrued benefits payable         4,993,319       (4,755,423)
                                     -------------     ------------
        To be reported in Form 5500  $(125,877,973)    $(24,739,910)
                                     =============     ============

   Interest and Dividend Income:   Interest  income is recorded  on the
   accrual basis.  Dividends are recorded on the ex-dividend date.

   Investments:   Cash   equivalents  are   valued   at   cost,   which
   approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date in compliance with the
   Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

   The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. Listed below are the investment contracts as of December 31, 1995:

                                                        Contract
                                            Interest      Value
                                            --------    --------
        Provident National Assur. Co.         9.02%      $64,087
        State Mutual Life Assurance           5.42%      111,312
        Continental Assurance Company         5.72%      113,011
        The Principal Financial Group         7.50%      198,501
        Provident Life & Accident Insurance   5.53%      109,771
                                                         -------
                                                         596,682
                                                         =======

   The carrying value of loans to participants approximates fair value.

   Expenses: All costs and expenses incurred in the direct purchase or sale of securities and fees charged under the Investment Contract Fund are charged to participants' accounts. All administrative expenses of the Plan are borne by the Company, except for the Savings Fund which are paid from plan assets. The Plan reserves the right to have future administrative expenses for the other funds to be paid from the Plan's assets.

   Purchases and sales of securities are accounted for on the trade date.

   Tax   status:  The  Internal  Revenue  Service  issued  a  favorable determination letter on June 19, 1995, stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (Code) and is exempt from federal income taxes under
   Section 501(a) of the Code. Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

   Use of estimates in the preparation of financial statements: The preparation of the Plan financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts on the Statement of Net Assets Available for Benefits as of December 31, 1995 and 1994, and the reported amounts on the Statement of Changes in Net Assets Available for Benefits during fiscal years 1995 and 1994. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in 1995 Plan financial statements.

   Concentration of credit risk: Periodically, the Plan invests in certificates of deposit with a small number of banks. For deposit insurance purposes, the certificates of deposit are considered to be owned by each participant and insured up to $100,000 per
   participant.   However,  the  insurance  coverage  of  $100,000  per
   participant will be available only if the bank issuing the certificate of deposit is eligible to accept "brokered deposits" under the FDIC Improvement Act of 1991.

   The Plan invests in government notes and securities which include direct obligations of the United States Government (U.S.), or obligations of agencies or instrumentalities thereof, which are backed by the full faith and credit of the U.S.

   The Plan invests in GICs which are subject to credit risk with respect to the insurance companies.

2. Summary of Plan Provisions

   The following description of the Plan is provided for general information purposes only. Plan participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General: The Plan is a defined contribution plan of Entergy Gulf States, Inc. (Entergy Gulf States, formerly Gulf State Utilities Company) and is subject to the provisions of ERISA. The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling Plan assets, and for disclosure of Plan information.

   Eligibility: The Plan is available to active River Bend Steam Electric Generating Station (River Bend) bargaining employees of Entergy Operations, Inc. as of October 31, 1995 who have completed one year of service and worked 1,000 or more hours. See "Entergy Corporation/Gulf States Utilities Company Merger" below.

   Contributions: Contributions made by or on behalf of participants are deposited with Hibernia National Bank of New Orleans as Trustee for the Plan. Participants may elect to contribute, through payroll deductions, two to six percent of their base salary (basic). Entergy Gulf States will make matching contributions to the Plan in an amount equal to 50 percent of a participant's basic contribution (matching). Participants may contribute an additional two to ten percent of their base salary (supplemental) for which there are no Matching contributions. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are monitored and limited by federal tax legislation. The limit for the 1995 401(k) contribution was $9,240.

   Investments: Employee and Company contributions made on behalf of participants are invested by the Trustee as specified by each participant. Earnings on participant contributions are allocated based on participants' account balances as of the first day of each month.

   In 1977, the Company amended the Plan to eliminate the investment option in the Company's $4.40 and $9.75 Dividend Preferred Stocks; consequently, no employees are making contributions under this option. In 1995, the remaining balances in the Preferred Stock fund were transfered or withdrawn.

   Participants may direct contributions to the following investment options as available:

        Option A: Entergy Corporation Common Stock Fund - Funds are invested in common stock of Entergy Corporation.

        Options  B: Entergy Gulf States $4.4O Preferred Stock  and
        Entergy Gulf States $9.75 Preferred Stock - the Plan was amended to eliminate this investment option effective December 15, 1977. However, balances were retained as assets available for benefits through December 31, 1994.

        Options C: Savings Fund - funds are invested in savings accounts and certificates of deposit, and other investments backed by the full faith and credit of the United States of America and its agencies and instrumentalities.

        Options D: Investment Contract Fund - funds are invested in various investment contracts and cash reserves and pooled or commingled funds holding investment contracts and similar fixed income investments.

        Options E: Acorn Fund - The funds are invested in common stocks of small and medium sized companies, including international companies.

        Options F: Puritan Fund - funds are invested in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds. This mutual fund invests with the objective of obtaining as much income as possible, consistent with the preservation and conservation of capital.

        Options G: Guardian Fund - funds are invested in a large number of common stocks of long-established, high quality companies. This mutual fund invests with the objective of capital appreciation first, and then secondarily for current income.

   As of December 31, 1995, the Plan had the following number of participants in each investment option:
                                               Number of
                                              Participants

         Option A: Common Stock                   106
         Option B: Preferred Stock                  0
         Option C: Savings                        109
         Option D: Investment Contract Fund       122
         Option E: Acorn Fund                     149
         Option F: Puritan Fund                    42
         Option G: Guardian Fund                   55

   Vesting:   Amounts contributed by participants and the  Company  are
   fully vested at time of deposit.

   Plan termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive the total value of their accounts, determined as of the date of termination.

   In-Service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental after-tax. These withdrawals may be subject to a ten percent penalty unless the participant is age 59 1/2 or older. The Plan also has a financial hardship withdrawal provision.

   Loans to participants: The Plan has a loan provision whereby participants who are actively employed may borrow an amount from their eligible account(s) based on the balance of such account(s). The amount borrowed is deducted from the participant's eligible account(s) and repaid with interest in accordance with an established schedule. If a participant with an outstanding loan separates from service and is not retired, the remaining principal balance of the loan is treated as a taxable distribution and may be subject to ten percent penalty unless the amount is repaid in full within a specified period from the date of separation.

   Distributions upon separation from service: Upon leaving the Company, participants become eligible to receive a single-sum distribution of the entire vested value of the Plan accounts, with certain additional provisions regarding account balances under $3,500 and attaining age 70 1/2.

   Asset value per unit: The number of units and net asset value per unit for the Common Stock Fund, Preferred Stock Fund, Savings Fund, Investment Contract Fund, Acorn Fund, Guardian Fund, and Puritan Fund as of December 31, 1995 were as follows:

                                      1995
       Common Stock Fund:
       Number of units                32,587
       Net Asset Value per unit       $29.25

       Savings Fund:
       Number of units               863,356
       Net Asset Value per unit        $1.09

       Investment Contract Fund:
       Number of units             1,015,379
       Net Asset Value per unit        $1.08

       Acorn Fund:
       Number of units             1,203,618
       Net Asset Value per unit        $1.23

       Puritan Fund:
       Number of units               137,688
       Net Asset Value per unit        $1.21

       Guardian Fund:
       Number of units               169,839
       Net Asset Value per unit        $1.28

   At December 31, 1995, the Plan disclosed net asset value per unit. At December 31, 1994, the Plan disclosed net asset value per share.

                                     1994
       Common Stock Fund:
       Number of shares              975,434
       Net Asset Value per share      $21.88

       Preferred Stock Fund:
       Number of shares                  712
       Net Asset Value per share -
       $4.40 Dividend Series          $56.00
       Number of shares                  218
       Net Asset Value per share -
       $9.75 Dividend Series          $98.00

       Acorn Fund:
       Number of shares            1,745,144
       Net Asset Value per share      $12.16

       Puritan Fund:
       Number of shares              256,809
       Net Asset Value per share      $14.81

       Guardian Fund:
       Number of shares              285,183
       Net Asset Value per share      $18.23


   Inactive accounts: There are no amounts allocated to accounts of Plan participants who have withdrawn from participation in the Plan, but for which disbursements of those funds from the Plan have not yet been made.

   Other:    The   following  represents  investments  in   excess   of
   five percent of the current value of net assets available for benefits as of December 31, 1995:

   Investment                 December 31,1995

   Entergy Common Stock         $  953,170
   Acorn Investment Trust       $1,441,281
   Participant Loans            $9,907,170

3.  Entergy Corporation/Gulf States Utilities Company Merger

   On  May  5,  1994,  the  Board of Directors of  Entergy  Corporation
   (Board) approved the combination of the Savings Plan of Entergy Corporation and Subsidiaries (Entergy Savings Plan) and the Plan. This combination was approved by the Entergy Gulf States Board of Directors on May 23, 1994.

   On January 1, 1995, the non-bargaining employees of Entergy Gulf States began making new contributions to the Entergy Savings Plan. In April 1995, the non-bargaining employees' and inactive participants' assets were transferred from the Plan to the Entergy Savings Plan. Bargaining unit employees, other than River Bend bargaining employees, joined the Entergy Savings Plan on October 1, 1995 and their assets were transferred in October 1995. The River Bend bargaining employees elected to remain in the Plan. During 1995, the Plan transferred $71,777,638 in cash and $39,867,964 in securities to the Entergy Savings Plan.


                        GULF STATES UTILITIES COMPANY
                           EMPLOYEES' THRIFT PLAN
      ITEM 27 (a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          as of December 31, 1995

                                                    Par/Maturity
Description of Investment                                Value             Cost        Current Value
Entergy Corporation Common Stock                    $.01 par value        $738,475       $953,170

Investment Contracts:
Provident National Assur. Co.
   GIC #027-04834                                                          $64,087        $64,087
State Mutual Life Assurance
   GA-920-30-ADUE 9/30/97                                                  111,312        111,312
Continental Assurance Company
   Group Number GP 12825                                                   113,011        113,011
The Principal Financial Group
   Contract Number 4-03226-01                                              198,501        198,501
Provident Life & Accident Insurance
   Company of Chattanooga , TN.                                            109,771        109,771
                                                                          --------     ----------
                                                                           596,682        596,682

IDS Trust Fund                                                             399,307        407,955
                                                                          --------     ----------
                                                                          $995,989     $1,004,637
                                                                          ========     ==========
Government Notes and Securities:
   U.S. Treasury Bills
      Oblig. Note 4.375%, due 8/15/96                       $350,000      $345,187       $348,250
                                                                        ==========     ==========
Acorn Investment Trust - Acorn Fund                                     $1,245,287     $1,441,281
                                                                        ==========     ==========
Neuberger & Berman Equity Trust - Guardian Fund                           $217,989       $210,303
                                                                        ==========     ==========
Fidelity Puritan Fund Incorporated - Puritan Fund                         $151,944       $154,251
                                                                        ==========     ==========
Cash and temporary cash investments                                       $757,049       $757,049
                                                                        ==========     ==========
Participant Loans (Rate 6% - 8.5%)                                      $        -     $9,907,170
                                                                        ==========     ==========

Total Assets Held for Investment Purposes                               $4,451,920    $14,776,111
                                                                        ==========    ===========

                        GULF STATES UTILITIES COMPANY
                           EMPLOYEES' THRIFT PLAN
              ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                    for the year ended December 31, 1995

                                                              Selling or
                                   Number of      Purchase     Redemption                  Gain/
Description of Transactions       Transactions    Price (1)    Price (1)      Cost (1)     Loss
Purchase Transactions

Fidelity U.S.
Treasury Portfolio II, B             191         $19,133,798

U.S. Treasury Bills - Aggregate        9         $10,136,984


Selling Transactions

Fidelity U.S.
Treasury Portfolio II, B             104                      $17,658,299   $17,658,299      -

U.S. Treasury Bill - Due 3-23-95       1                      $20,780,675   $20,780,675      -

U.S. Treasury Bills - Aggregate       13                      $15,685,149   $15,527,206  $157,943

U.S. Treasury Notes - Aggregate       10                      $12,854,250   $12,784,043   $70,207



(1)  Amounts include all fees incurred in connection with the transaction


                               SIGNATURE


      The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   GULF STATES UTILITIES COMPANY
                                   EMPLOYEES' THRIFT PLAN


                                   By:  /s/ William O. VanAs
                                        William O. VanAs
                                           Director of
                                        Employee Benefits



Dated: June 19, 1996

               CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of Gulf States Utilities Company on Form S-8 (File No. 2-76551) of our report dated June 19, 1996, on our audits of the financial statements and supplemental schedules of Gulf States Utilities Company Employees' Thrift Plan as of December 31, 1995 and 1994 and for the two years ended December 31, 1995 which report is included in this Annual Report on Form 11-K.





New Orleans, Louisiana
June 19, 1996